SCHEDULE 13G
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Snowflake Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

833445109
(CUSIP Number)

Altimeter Capital Management, LP, One International Place, Suite 4610, Boston, MA 02110
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:


[]
Rule 13d-1(b)


[x]
Rule 13d-1(c)


[]
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act
(however, see the Notes).







CUSIP No. 833445109

13G

Page 2 of 8 Pages






1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Altimeter Capital Management, LP


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

-0- shares


6.

SHARED VOTING POWER

15,369,459


7.

SOLE DISPOSITIVE POWER

-0- shares


8.

SHARED DISPOSITIVE POWER

15,369,459

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,369,459


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.78%


12.

TYPE OF REPORTING PERSON (see instructions)

IA, PN









CUSIP No. 833445109

13G

Page 3 of 8 Pages






1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Altimeter Capital Management General Partner, LLC


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

-0- shares


6.

SHARED VOTING POWER

15,369,459


7.

SOLE DISPOSITIVE POWER

-0- shares


8.

SHARED DISPOSITIVE POWER

15,369,459

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,369,459


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.78%


12.

TYPE OF REPORTING PERSON (see instructions)

OO









CUSIP No. 833445109

13G

Page 4 of 8 Pages






1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brad Gerstner


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

2,710,294


6.

SHARED VOTING POWER

15,369,459


7.

SOLE DISPOSITIVE POWER

2,710,294


8.

SHARED DISPOSITIVE POWER

15,369,459

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,079,753


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.62%


12.

TYPE OF REPORTING PERSON (see instructions)

IN











CUSIP No. 833445109

13G

Page 5 of 8 Pages

Item 1.


(a)
Name of Issuer
Snowflake Inc. (the "Issuer")




(b)
Address of Issuer's Principal Executive Offices
450 Concar Drive, San Mateo, CA 94402

Item 2.


(a)
Name of Person Filing
This Amendment No. 4 to the Schedule 13G (this "Amendment") is being filed on behalf of Altimeter Capital
Management General Partner LLC (the "General Partner"), Altimeter Capital
 Management, LP (the
"Investment Manager"), and Brad Gerstner, who are collectively referred to as the "Reporting Persons."  Mr.
Gerstner is the sole managing principal of the General Partner and the Investment Manager. The General
Partner is the sole general partner of the Investment Manager, which is the investment manager of the Fund.
This Amendment modifies the amended Schedule 13G filed with the Securities and Exchange Commission on
June 10, 2021. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.




(b)
Address of the Principal Office or, if none, residence
The principal business office of the Reporting Persons with respect to the shares reported hereunder is One
International Place, Suite 4610, Boston, MA 02110.




(c)
Citizenship
Each of the Investment Manager and the Fund are a Delaware limited partnership.
  The General Partner is a
Delaware limited liability company.  Mr. Gerstner is a United States citizen.




(d)
Title of Class of Securities
Class A Common Stock, par value $0.0001 per share




(e)
CUSIP Number
833445109



Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).



(b)

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).



(c)

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).



(d)

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).





CUSIP No. 833445109

13G

Page 6 of 8 Pages


(e)

An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);



(f)

An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);



(g)

A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);



(h)

A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);



(i)

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);



(j)

Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

The beneficial ownership of each Reporting Person of shares of Common Stock ("Common Stock") as of December
29, 2022 is as follows: (i) each of the General Partner (as the general partner of the Investment Manager) and the Investment Manager (as the investment manager of the Fund) beneficially owns 15,369,459 shares of Common
Stock, representing approximately 4.78% of such class of security; and
(iv) Mr. Gerstner (as the sole managing
principal of the General Partner, the Investment Manager and the Fund General Partner and direct ownership) beneficially owns 18,079,753 shares of Common Stock representing 5.62% of such class security. All ownership percentages of the securities reported herein are based upon a total of 321,600,000 shares of Common Stock shares outstanding as of January 5, 2023.

Some of the shares reported herein for the General Partner, the Investment Manager and Mr. Gerstner represent shares of Class A Common Stock beneficially owned and held of record by the Fund and several private funds
(collectively, the "Altimeter Entities") for which the Investment Manager serves as the investment manager. The
General Partner serves as the sole general partner of the Investment Manager. Shares reported herein for Mr.
Gerstner represent shares of Class A Common Stock either beneficially owned and held of record by the Altimeter
Entities or held directly. Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner. Shares reported herein for the Fund General Partner represent shares of Class A
Common Stock either beneficially owned and held of record by the Fund or held directly.

For the total amount of shares reported herein, 18,079,753 of such shares represents shares of Class A Common
Stock beneficially owned and held of record by one of the Altimeter Entities.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.








CUSIP No. 833445109

13G

Page 7 of 8 Pages



(a)

Amount beneficially owned:
Altimeter Capital Management General Partner LLC - 15,369,459 shares Altimeter Capital Management, LP - 15,369,459 shares
Brad Gerstner - 18,079,753 shares





(b)

Percent of class:
Altimeter Capital Management General Partner LLC - 4.78%
Altimeter Capital Management, LP -4.78%
Brad Gerstner - 5.62%





(c)

Number of shares as to which the person has:








(i)
Sole power to vote or to direct the vote
Altimeter Capital Management General Partner LLC -0-
Altimeter Capital Management, LP -0-
Brad Gerstner -  2,710,294 shares








(ii)
Shared power to vote or to direct the vote
Altimeter Capital Management General Partner LLC - 15,369,459 shares Altimeter Capital Management, LP - 15,369,459 shares
Brad Gerstner - 18,079,753 shares






Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons, Altimeter Capital
Management General Partner, LLC and Altimeter Capital Management, LP, have ceased to be the beneficial owner
of more than 5 percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.






CUSIP No. 833445109

13G

Page 8 of 8 Pages


Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.  Exhibit 99-1

Joint Filing Agreement, dated January 6, 2023, by and among the
Reporting Persons.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 6, 2023



ALTIMETER CAPITAL MANAGEMENT
GENERAL PARTNER LLC



By: /s/ Mara Davis



Mara Davis, Chief Compliance Officer



ALTIMETER CAPITAL MANAGEMENT, LP



By: /s/ Mara Davis



Mara Davis, Chief Compliance Officer



BRAD GERSTNER



By: /s/ Brad Gerstner



Brad Gerstner, individually























EXHIBIT I

JOINT FILING AGREEMENT

This Joint Filing Agreement dated January 6 2023 is by and among
Altimeter Capital Management General Partner
LLC, a Delaware limited liability company, Altimeter Capital
Management, LP, a Delaware limited partnership, and Brad Gerstner, an individual (the foregoing are collectively referred to herein as the "Filers"). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Class A Common Stock of Snowflake Inc., beneficially owned by them from time to time.
Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G
 (and any amendments thereto) on behalf
of each of such parties, and hereby further agree to file this Joint
Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.


ALTIMETER CAPITAL MANAGEMENT
GENERAL PARTNER LLC



By: /s/ Mara Davis



Mara Davis, Chief Compliance Officer



ALTIMETER CAPITAL MANAGEMENT, LP



By: /s/ Mara Davis



Mara Davis, Chief Compliance Officer



BRAD GERSTNER



By: /s/ Brad Gerstner



Brad Gerstner, individually